UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA announces approval of

Master Development Program

for its 13 Airports for the 2026-2030 period

Mexico City, Mexico, December 18, 2025—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announced that it has received approval of the Master Development Program (MDP) for each of its airports for the 2026–2030 period, granted by the Ministry of Infrastructure, Communications and Transportation (SICT) through the Federal Civil Aviation Agency (AFAC).

The 2026–2030 Master Development Programs contemplate committed investments of Ps.16,005 million, expressed in December 2024 pesos, aimed at comprehensively strengthening the infrastructure and operations of OMA’s airport network. The programs prioritize the expansion and modernization of terminal facilities, the development and rehabilitation of aeronautical infrastructure, as well as the incorporation of equipment and technology, with a focus on optimizing operational processes, increasing installed capacity, and enhancing the passenger experience. These investments are designed to efficiently accommodate the expected growth in passenger and cargo demand over the five-year period.

In addition, the MDPs incorporate investments in sustainability, energy efficiency, and decarbonization projects, aimed at reducing the environmental impact of airport operations and strengthening the efficient use of resources. These investments include improvements in infrastructure, technology, and operational processes, and are aligned with OMA’s sustainability strategy, contributing to a more efficient and environmentally responsible airport operation over the long term.

The committed investments corresponding to the approved Master Development Programs, expressed in thousands of pesos as of December 31, 2024, are as follows:

The approved Maximum Tariffs per workload unit1 for each airport, expressed in pesos as of December 31, 2024 and adjusted by an annual real efficiency factor of 0.8%, are as follows:

1 A workload unit is defined as one passenger or 100 kilograms of cargo.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,200 people to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Since December 2022, OMA is part of VINCI Airports, the world´s leading private airport operator.

Webpage: www.oma.aero

X: http://twitter.com/OMAeropuertos

Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated December 19, 2025